UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Aimfinity Investment Corp. I
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G0135E100
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G

CUSIP No. G0135E100

1	NAMES OF REPORTING PERSONS
Aimfinity Investment LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,424,500 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,424,500 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,424,500 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.1% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G

CUSIP No. G0135E100

1	NAMES OF REPORTING PERSONS
Jing Cao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,424,500 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,424,500 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,424,500 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.1% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Item 1(a)	Name of Issuer:

Aimfinity Investment Corp. I (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1 Rockefeller Plaza, 11th Floor
New York, NY 10022
United States

Item 2(a)	Name of Person Filing:

This statement on Schedule 13G (“Statement”) is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Aimfinity Investment LLC (the “Sponsor”), which serves as the sponsor to the Issuer; and

ii.	Jing Cao (“Mr. Cao”), who serves as the manager and controlling member of the Sponsor,

This Statement relates to the Class A Ordinary Shares (as defined herein) held directly by the Sponsor and which the Sponsor has the right to acquire upon conversion of Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”). Mr. Cao, as the controlling member of the Sponsor, may be deemed to beneficially own the Class A Ordinary Shares directly beneficially owned by the Sponsor.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of the Sponsor is:

1 Rockefeller Plaza, 11th Floor
New York, NY 10020
United States

The address of Mr. Cao is:

19 Lynn Drive
Englewood Cliffs, NJ 07632
United States

Item 2(c)	Citizenship:

The Sponsor is a company organized under the laws of the Cayman Islands. Mr. Cao is a citizen of the United States of America.

Item 2(d)	Title and Class of Securities:

Class A Ordinary Shares, $0.0001 par value per share (“Class A Ordinary Shares”).

Item 2(e)	CUSIP No.:

G0135E100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2022, each of the Reporting Persons may be deemed the beneficial owner of 2,424,500 Class A Ordinary Shares. This amount includes: (i) 492,000 Class A Ordinary Shares underlying units that were acquired by the Sponsor in a private placement effected concurrently with the closing of the Issuer’s initial public offering (“Private Placement Units”); and (ii) 1,932,500 Class B Ordinary Shares held directly by the Sponsor, which will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.  This amount excludes 492,000 Class A Ordinary Shares that the Reporting Persons could acquire upon exercise of warrants underlying the Private Placement Units, because such warrants are not exercisable until the later of (i) twelve (12) months from the April 28, 2022 closing of the Issuer’s initial public offering, and (ii) thirty (30) days after the completion of the Issuer’s initial business combination, and accordingly the Reporting Persons do not currently have the right to exercise the warrants.

(b)	Percent of class:

As of December 31, 2022, the Reporting Persons may be deemed the beneficial owners of approximately 23.1% of the Class A Ordinary Shares outstanding. This percentage is based on the sum of (i) 8,542,000 Class A Ordinary Shares outstanding as of November 14, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022; and (ii) the 1,932,500 Class A Ordinary Shares issuable to the Reporting Persons upon conversion of the 1,932,500 Class B Ordinary Shares held directly by the Sponsor, which  Class A Ordinary Shares have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c)	Number of shares as to which such person has:

Sponsor and Mr. Cao

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,424,500

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,424,500

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8.	Identification and classification of members of the group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2023

AIMFINITY INVESTMENT LLC

By:	/s/ Jing Cao
Name:	Jing Cao
Title:	Manager

JING CAO

/s/ Jing Cao

EXHIBIT INDEX

Ex.		Page No.

1	Joint Filing Agreement	9

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Ordinary Shares of Aimfinity Investment Corp. I dated March 10, 2023 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provision of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 10, 2023

AIMFINITY INVESTMENT LLC

By:	/s/ Jing Cao
Name:	Jing Cao
Title:	Manager

JING CAO

/s/ Jing Cao